February 16, 2018

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	ZAIS Group Holdings, Inc.
Schedule 13E-3
Filed on November 21, 2017 by Christian Zugel and Z Acquisition LLC
File No. 005-87370

Dear Mr. Duchovny,

On behalf of Christian Zugel (“Mr. Zugel”), Z Acquisition LLC (“Z Acquisition”) and the additional filing persons noted herein, this letter responds to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 12, 2017, regarding Christian Zugel and Z Acquisition LLC’s Schedule 13E-3 and Information Statement (the “Schedule 13E-3”) related to ZAIS Group Holdings, Inc. (the “Company”).

On the date hereof, Mr. Zugel and Z Acquisition, together with the Company, ZGH Merger Sub, Inc. (“Sub”) and Daniel Curry (“Mr. Curry”), are filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”). Amendment No. 1 reflects that, since the filing of the Schedule 13E-3, (i) Z Acquisition has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 11, 2018, with the Company and Sub, pursuant to which Sub will be merged with and into the Company and each share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), outstanding immediately prior to the effective time of the merger (other than certain excluded shares), will be converted into the right to receive $4.10 in cash, (ii) Mr. Curry, who is a member of Z Acquisition holding a 40% equity interest therein, has become the President and Chief Executive Officer and a Director of the Company, and (iii) Mr. Zugel, Z Acquisition and Ramguard have entered into an amended and restated share purchase agreement relating to the purchase of 6,500,000 shares of Class A Common Stock owned by Ramguard at a price of $4.10 per share.

In connection with the merger, the Company has prepared a preliminary proxy statement, which supersedes the information statement included in the Schedule 13E-3. The preliminary proxy statement includes modifications to the disclosures contained in the Schedule 13E-3 to address comments contained in the Staff’s December 12, 2017 letter. For your convenience, the text of the Staff’s comments are set forth in italics below, and each comment is followed by the filing persons’ response.

Information Statement

1.	Please tell us why you have limited the purposes for which the information may be used (i.e., “the information statement is for informational purposes only.”).

Response

The language referenced by the Staff has been deleted.

Special Factors

2.	Provide the disclosure regarding alternatives required by Item 1013(b) of Regulation M-A, including the reasons you have undertaken this going private transaction at this time. We note that your disclosure in the first paragraph under the caption “Purposes of, and Reasons for, the Transactions” does not clarify whether the company’s lack of scale, the costs associated with being a public company, etc. are recent developments or how they have worsened, if the factors had been present before you undertook the current transaction.

Response

In response to the Staff’s comment, the proxy statement includes revised disclosures on pages 7 and 53-54.

3.	Revise this section to ensure that you address the fairness to unaffiliated security holders.

Response

In response to the Staff’s comment, the proxy statement includes revised disclosures on pages 9 and 54-56.

4.	Provide the disclosure required by Item 1014 of Regulation M-A and the instructions therefor. We may have further comment.

Response

In response to the Staff’s comment, the proxy statement includes revised disclosures on pages 7-9, pages 42-47 and pages 54-56.

5.	Please delete the discussion concerning “arms-length” negotiations, as references to arm’s-length negotiations are inappropriate in a going private transaction.

Response

The language referenced by the Staff has been deleted.

Certain Projections

6.	Disclose the full projections and forecasts instead of their summaries.

Response

We respectfully note that the projections included in the proxy statement are not summaries and include substantially all information and line items from the financial projections prepared by the Company.

7.	Please tell us why you have not disclosed the March and April 2017 forecasts.

Response

In addition to the financial projections from August and October 2017 included in the 13E-3, the proxy statement includes financial projections from January 2018. The Company significantly revised its financial projections in January 2018, and the filing persons believe that the inclusion of the March and April 2017 financial projections would not provide meaningful additional information to the Company’s stockholders and would potentially be confusing to stockholders. The filing persons believe that the August and October 2017 and January 2018 projections include the information regarding the Company’s projected future financial performance that would be viewed as material because (i) in the case of the August 2017 projections, these were the most recent financial projections as of the dates of the initial Ramguard share purchase agreement and Z Acquisition and Mr. Zugel’s initial proposal to the Special Committee of the Board of Directors of the Company for a take private transaction, (ii) in the case of the October 2017 and January 2018 projections, these were provided to the Special Committee and its financial advisor, and (iii) in the case of the January 2018 projections, these were approved by the Special Committee for the Special Committee’s financial advisor’s use and reliance in connection with its financial analysis and opinion.

Financial Information

8.	Please tell us why you have not included the financial information required by Item 1010(c) of Regulation M-A in the Information Statement to be delivered to security holders.

Response

The disclosure has been revised to incorporate by reference the financial information required by Item 1010(a). As discussed with the Staff, the Company will mail its Annual Report on Form 10-K to stockholders together with the definitive proxy statement. The only applicable disclosure required by Item 1010(a) not included in the Form 10-K is book value per share and ratio of earnings to fixed charges, which is set forth at page 115 of the proxy statement.

If you have any questions regarding the information set out above or any additional comments, please do not hesitate to contact Warren S. de Wied, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Z Acquisition and Mr. Zugel, at (212) 859-8296 or by email at Warren.deWied@friedfrank.com, with a copy to Brian Hoffmann, Esq. of McDermott Will & Emery LLP, counsel to the Company, at (212) 547-5402 or by email at bhoffmann@mwe.com.

Sincerely,

Warren S. de Wied

cc:	Brian Hoffmann
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5402
bhoffmann@mwe.com